Exhibit 99.1

Execution Version

AMENDMENT TO THE PROGRAM AGREEMENT, MERCHANT AGREEMENT AND LICENSING AGREEMENT

This Amendment (this “Amending Agreement”), dated as of November 14, 2014, to the Program Agreement (defined below), the Merchant Agreement (defined below) and the Licensing Agreement (defined below) is entered into by and among Sears Canada Inc., a corporation incorporated under the laws of Canada (“Sears”) and JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States and a Schedule III bank under the Bank Act (Canada) (“JPMC”, together with Sears, the “Parties” and each a “Party”).  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Program Agreement.

WHEREAS, JPMC, Sears and Sears Canada Bank entered into a Program Agreement, dated as of November 15, 2005 (the “Original Program Agreement”), as amended by Amendment No. 1 effective June 30, 2006, Amendment No. 2 effective November 3, 2006, Settlement Agreement and Third Amendment to the Program Agreement effective January 27, 2008, Fourth Amendment to the Program Agreement dated July 5, 2011, Settlement Agreement and Fifth Amendment to the Program Agreement dated July 22, 2011, Sixth Amendment to the Program Agreement dated January 1, 2012, Seventh Amendment to the Program Agreement effective June 15, 2012, Eighth Amendment to the Program Agreement effective December 1, 2012 and Ninth Amendment to the Program Agreement (the “Ninth Amendment”) effective March 1, 2014 (collectively, as amended, the “Program Agreement”), pursuant to which Sears and JPMC formed a credit card program relationship involving, among other things, the issuance of Sears proprietary cards and general purpose credit cards and certain financial products;

WHEREAS Sears Canada Bank, promptly after the execution of the Original Program Agreement, was removed by JPMC and Sears as a contracting party to the Original Program Agreement and has been dissolved;

WHEREAS, JPMC and Sears entered into a Licensing Agreement, dated as of November 15, 2005 (the “Licensing Agreement”), pursuant to which, among other things, Sears granted to JPMC a non-exclusive right and license to use the Sears Licensed Mark (as defined in the Licensing Agreement) in connection with such program relationship;

WHEREAS, JPMC and Sears entered into a Merchant Agreement, dated as of November 15, 2005 (the “Merchant Agreement” and, together with the Program Agreement and the Licensing Agreement, the “JPMC Agreements” and individually, a “JPMC Agreement”), providing for, among other things, the acceptance of the Sears Credit Cards in Stores (as defined in the Merchant Agreement);

WHEREAS, JPMC and Sears wish to amend the JPMC Agreements as provided in this Amending Agreement;

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.             Termination of the JPMC Agreements and Related Provisions.

(a)           Program Agreement and Merchant Agreement.

(i)            Notwithstanding any provision in the Program Agreement or the Merchant Agreement or any other agreement between Sears and JPMC (including for clarity Section 13.1 of the Program Agreement), (A) each of the Program Agreement and the Merchant Agreement will terminate as provided in Section 1(a)(ii) of this Amending Agreement, and (B) in respect of the Program Agreement, neither Party will be required to deliver to the other Party a written notice of non-renewal under the Program Agreement (including for clarity under Section 13.1 of the Program Agreement).

(ii)           Unless either Party terminates the Program Agreement in accordance with its terms before November 15, 2015 (the “Initial Expiration Date”), each of the Program Agreement and the Merchant Agreement will terminate on the Initial Expiration Date and, in the case of such termination, the Termination Date under the Program Agreement will be the Initial Expiration Date, provided that if, on or before September 15, 2015, (A) Sears has entered into a New Program Agreement (defined below) with a New Issuer (defined below), and (B) such New Issuer and JPMC have entered into a purchase agreement regarding the purchase and sale of the Sears Repurchase Assets that has not been terminated and the closing of such purchase and sale has not been completed before the Initial Expiration Date, each of the Program Agreement and the Merchant Agreement will be extended past the Initial Expiration Date and will terminate on the earlier of (1) March 31, 2016, and (2) the day on which the closing of such purchase and sale is completed, and, in the case of such termination, the Termination Date under the Program Agreement will be the earlier of the dates provided for in clauses (1) and (2) of this Section 1(a)(ii) of this Amending Agreement.

(iii)          Notwithstanding any provision in the Program Agreement or the Merchant Agreement or any other agreement between Sears and JPMC, only the following provisions (and no other provisions) shall survive the termination of the applicable JPMC Agreement (such surviving provisions, the “Program and Merchant Surviving Provisions”):

(A)          Sections 6.5, 13.7((a) and (b) only), Articles IX, XI (but only in respect of third party claims) and XIV (other than Section 14.5, Section 14.7 and Section 14.22, which sections shall not survive) of the Program Agreement;

(B)          the provisions of the Merchant Agreement specified in Section 11.2 of the Merchant Agreement as the surviving provisions and the other obligations of Sears that are required under such Section 11.2 to survive the termination of the Merchant Agreement; and

(C)          the provisions of this Amending Agreement.

(b)           Business As Usual Obligations. Notwithstanding any agreement or anything to the contrary, except as otherwise specifically provided in this Amending Agreement, until the JPMC Agreements terminate in accordance with this Amending Agreement, Sears and JPMC shall continue to perform their respective obligations under the JPMC Agreements.

(c)           Retention of Books and Records.  Each Party will maintain books of accounts and records of all transactions arising in connection with its obligations under the Program Agreement for such period of time after the Termination Date as required by applicable Law, provided, for clarity, that this Section 1(c) of this Amending Agreement does not obligate either Party to furnish (or otherwise provide access) to the other Party to such books of accounts and records.

(d)           Communications with Cardholders. Notwithstanding any provision in the Program Agreement or the Merchant Agreement or any other agreement between Sears and JPMC (other than Section 4.1 of the Licensing Agreement (but excluding the last sentence of such Section 4.1)):

(i)            The Parties will mutually agree on all communications sent to the Cardholders notifying them of the termination of the Program.  Neither Party will unreasonably withhold, condition or delay approval of any of the foregoing communications.  Prior to the Termination Date JPMC shall send to all Cardholders and Financial Product Customers a notice, which shall be mutually agreed between the Parties, stating, among other things, that the Program has been terminated.  JPMC shall cease marketing the Program upon the Termination Date.

(ii)           After the Termination Date, Sears will not communicate with Cardholders about the Accounts, the Sears Credit Cards or the Program (it being understood that communications solely regarding termination of the Program (to the extent consistent, in scope and content, with the message mutually agreed to by the Parties in clause (i) of this Section 1(d)) or any loyalty program or value proposition offered by Sears and its Affiliates shall not be deemed to be communications regarding the Accounts, the Sears Credit Cards or the Program).  Notwithstanding anything to the contrary, after the Termination Date, Sears may communicate with any Sears Customers or potential Sears Customers (who may happen to also be Cardholders), so long as such customers or potential customers were not identified and targeted through the Cardholder Information (including the Cardholder List) or any information derived therefrom and are not referred to as Cardholders or former Cardholders.

(iii)          Without limiting JPMC’s rights under any JPMC Agreement, if Sears has not entered into a New Program Agreement on or before March 31, 2015 (the “RFP Deadline”), JPMC will have the right, without the requirement to have any prior approval from Sears (except for any approval required under Section 1(d)(i) in respect of any communications notifying the Cardholders of the termination of the Program, provided that no such approval will be required for any communications which are consistent, in scope and content, with the message mutually agreed to by the Parties in clause (i) of this Section 1(d)), to communicate with the Cardholders any time after the Termination Date under Program Agreement (A) if required by applicable Law, (B) in connection with the Accounts or the Sears Credit Cards, or (C) any proposed or actual sale of the Sears Repurchase Assets and, to the extent applicable, in each of clause (A), (B) or (C), inform the Cardholders regarding (1) the sale of their Accounts, (2) any replacement accounts or credit cards and any rewards program or other products or services related thereto, and (3) the identity of the purchaser of such Accounts, and address any expected questions from the Cardholders in respect of any of the matters specified in clauses (1) through (3), or (4) any other communication JPMC deems necessary; provided, in each case, that such communication is not inconsistent with this Amending Agreement.

(iv)          In respect of any communications to the Cardholders that JPMC will have the right to send under subclauses (iii)(B) and (iii)(C) of this Section 1(d) of this Amending Agreement, JPMC (A) will notify Sears via e-mail at least five calendar days in advance of sending any such communications if Sears is referenced in such communications (it being understood that no such advance notice will be required if the reference to Sears is included only to refer to the Accounts or the Sears Credit Cards), which notice shall include a copy of such communications, and (B) will not include statements that are disparaging to Sears or any Person that may enter into a New Program Agreement or any of their respective products or services.

(v)           In respect of any communications by Sears or its Affiliates to Cardholders regarding any loyalty program or value proposition offered by Sears and its Affiliates, Sears (A) will notify JPMC via e-mail at least five calendar days in advance of sending any such communications if the Accounts, the Sears Credit Cards, the Program or JPMC is referenced in such communications, which notice shall include a copy of such communications, and (B) will not include statements that are disparaging to JPMC or any Person that may enter into an agreement with JPMC for the purchase and sale of the Sears Repurchase Assets or any of their respective products or services.

2.             No Repurchase Option; Amendments to Related Provisions. Notwithstanding any provision in the Program Agreement or any other agreement between Sears and JPMC (including for clarity Section 13.5 of the Program Agreement):

(a)           the Repurchase Option and all other related provisions are of no further force or effect and Sears’ only right to purchase, or arrange for the purchase by another Person of, the Sears Repurchase Assets are set forth in Sections 3 and 4 of this Amending Agreement;

(b)           without limiting the generality of Section 2(a) above, the provisions of Sections 13.4(b) (other than clauses (i) and (ii)), 13.4(c), 13.5 and 13.6 of the Program Agreement are of no further force or effect;

(c)           nothing in the Program Agreement (including for clarity Section 2.3 of the Program Agreement) will restrict JPMC from (i) entering into any agreement (including a purchase agreement) in respect of the purchase and sale of the Sears Repurchase Assets, or (ii) selling the Sears Repurchase Assets, provided that the foregoing is in accordance with this Amending Agreement; and

(d)           upon termination of the Licensing Agreement in accordance with this Amending Agreement, (i) JPMC will cease to use the Sears Licensed Marks and will not claim any right, title, or interest in or to the Sears Licensed Marks granted pursuant to the Program Agreement and the Licensing Agreement, in each case, other than as permitted under Section 6 of this Amending Agreement, and (ii) any time on or after the Termination Date, JPMC may, or may permit any other Person, including a purchaser of the Sears Repurchase Assets to, (1) close, cancel or deactivate any or all of the Accounts, (2) issue or open, at its expense (or another third party’s expense), new card plastics or replacement credit card accounts, in each case, not bearing any Sears Licensed Marks, or (3) otherwise operate and manage the Sears Repurchase Assets in its sole and unfettered discretion.

3.             RFP Process.

(a)           After execution of this Amending Agreement, the Parties will work together to commence a request-for-proposal process (the “RFP Process”) for the purpose of identifying, on or before the RFP Deadline, a Person (such Person, a “New Issuer”) who would, on or before the RFP Deadline, (i) enter into a new program agreement with Sears for the issuance of Sears proprietary cards and co-branded general purpose credit cards or any other marketing arrangement (any such agreement, a “New Program Agreement”), and (ii) enter into a purchase agreement for the purchase of the Sears Repurchase Assets from JPMC.  The RFP Process will terminate on the RFP Deadline and, if JPMC has not entered into a purchase agreement regarding the purchase and sale of the Sears Repurchase Assets on or before the RFP Deadline or any such purchase agreement (if entered) is terminated, from and after the RFP Deadline, JPMC will have the right to sell the Sears Repurchase Assets as provided in Section 5 of this Amending Agreement.

(b)           In respect of the RFP Process, the following terms and conditions will apply:

(i)            each Party will negotiate in good faith with the New Issuer designated by Sears, provided, for the avoidance of doubt, that the terms of any New Program Agreement must be acceptable to Sears in its sole and unfettered discretion and the terms of any purchase agreement regarding the purchase and sale of the Sears Repurchase Assets must be acceptable to JPMC in its sole and unfettered discretion;

(ii)           the RFP Process will be conducted as two parallel processes, with one process (the “Program Agreement Process”) dealing exclusively with the RFP Process for the New Program Agreement, and the other process (the “Portfolio Sale Process”) dealing exclusively with the RFP Process for the purchase agreement regarding the purchase and sale of the Sears Repurchase Assets;

(iii)          Sears will have sole approval rights in respect of the form and content of any documents, materials or communications used in respect of the Program Agreement Process and JPMC will have sole approval rights in respect of the form and content of any documents, materials or communications used in respect of the Portfolio Sale Process;

(iv)          until the RFP Deadline, each Party will update the other Party on a weekly basis as to the identity of any potential party to a New Program Agreement or any potential purchaser of the Sears Repurchase Assets that such Party is in discussions with in the Program Agreement Process or the Portfolio Sale Process, as applicable, and the identity of any such Persons who, since the last update, have ceased to participate in the Program Agreement Process or the Portfolio Sale Process, as applicable; and

(v)           JPMC will not be obligated to provide any information (including for clarity any diligence materials) in respect of the Sears Repurchase Assets, in addition to what is included in any documents, materials or communications used by JPMC in respect of the Portfolio Sale Process, to more than two potential New Issuers identified by Sears, except to a maximum of one additional potential New Issuer who has entered into a term sheet with Sears as part of the Program Agreement Process (which term sheet, subject to due diligence, obligates Sears and such potential New Issuer to negotiate in good faith a New Program Agreement by no later than the RFP Deadline) and a term sheet with JPMC as part of the Portfolio Sale Process and such Person has entered into customary confidentiality agreements with each of Sears and JPMC.

(c)           Each Party agrees and acknowledges that the RFP Process is intended to be a collaborative process requiring the cooperation of each Party in such Party’s reasonable discretion, provided, for the avoidance of doubt, that neither Party will be held liable if no New Issuer is identified in the RFP Process or no Person enters into a New Program Agreement with Sears or a purchase agreement with JPMC for the purchase and sale of Sears Repurchase Assets.

(d)           If (i) on or before the RFP Deadline, a New Issuer is identified in the RFP Process, (ii) on or before the RFP Deadline, such New Issuer enters into a New Program Agreement with Sears on terms acceptable to Sears in Sears’ sole and unfettered discretion, (iii) on or before the RFP Deadline, such New Issuer enters into an agreement with JPMC in respect of the purchase and sale of the Sears Repurchase Assets on terms acceptable to JPMC in JPMC’s sole and unfettered discretion, and (iv) such New Issuer completes the purchase of the Sears Repurchase Assets from JPMC, JPMC will pay Sears, subject to Section 7 hereof, an amount equal to CAD$174 million (inclusive of tax, if applicable), such amount to be payable within 10 Business Days of the completion of the closing of the purchase and sale of the Sears Repurchase Assets. Upon such CAD$174 million payment (or upon the payment of at least 25% thereof in accordance with Section 7) by JPMC, the mutual release provided in Section 13 hereof will become effective.

4.             Identification of the New Issuer Outside the RFP Process.

(a)           Sears will have the right (the “Sears’ Issuer Right”), exercisable in its sole and unfettered discretion, to continue its efforts to identify a New Issuer outside the RFP Process (i.e., a New Issuer who is not participating in the RFP Process) who would enter into (i) a New Program Agreement on terms acceptable to Sears in Sear’s sole and unfettered discretion, and (ii) a purchase agreement with JPMC for the purchase and sale of the Sears Repurchase Assets on terms acceptable to JPMC in JPMC’s sole and unfettered discretion. For clarity, (x) Sears’ Issuer Right will terminate on the RFP Deadline, and (y) after the RFP Deadline, JPMC will not be obligated to negotiate any agreement for the purchase and sale of the Sears Repurchase Assets with any New Issuer identified by Sears.

(b)           If (i) Sears identifies a New Issuer through the exercise of the Sears’ Issuer Right, (ii)  such New Issuer enters into a New Program Agreement with Sears on terms acceptable to Sears in Sears’ sole and unfettered discretion, (iii) on or before the RFP Deadline, such New Issuer enters into an agreement with JPMC in respect of the purchase and sale of the Sears Repurchase Assets on terms acceptable to JPMC in JPMC’s sole and unfettered discretion, and (iv) such New Issuer completes the purchase of the Sears Repurchase Assets from JPMC, JPMC will pay Sears, subject to Section 7 hereof, an amount equal to CAD$174 million (inclusive of tax, if applicable), such amount to be payable within 10 Business Days of the completion of the closing of the purchase and sale of the Sears Repurchase Assets.  Upon such payment of CAD$174 million (or upon the payment of at least 25% thereof in accordance with Section 7) by JPMC, the mutual release provided in Section 13 hereof will become effective.

(c)           For clarity, notwithstanding any provision contained in this Amending Agreement, the JPMC Agreements or any other agreement between JPMC and Sears, Sears shall have the right, exercisable in its sole and unfettered discretion, to negotiate and enter into a New Program Agreement at any time, provided that such New Program Agreement will not become effective until the Termination Date under the Program Agreement.

5.             No New Issuer; JPMC’s Right to Sell.

(a)           Notwithstanding any provision in any JPMC Agreement or any other agreement between Sears and JPMC, if (x) on or before the RFP Deadline, a New Issuer is not identified through the processes provided in Sections 3 and 4 of this Amending Agreement, or (y) a New Issuer identified by Sears does not enter into a purchase agreement with JPMC regarding the purchase and sale of the Sears Repurchase Assets on or before the RFP Deadline or, if a purchase agreement is entered into on or before the RFP Deadline but is subsequently terminated (e.g., there is no closing) for any reason:

(i)            JPMC will have the right to sell the Sears Repurchase Assets to any Person (other than a Sears Competitor) in JPMC’s sole and unfettered discretion without any requirement that such Person enter into a New Program Agreement or any other agreement with Sears, provided that if JPMC engages in negotiations in respect of the sale of the Sears Repurchase Assets with any potential purchaser, JPMC will, subject to obtaining the prior written consent of such Person, provide to Sears a contact at such Person for the purpose of allowing Sears to introduce itself to such Person (it being understood, for clarity, that such Person may, in its sole and unfettered discretion, elect not to engage in any discussions with Sears).

(ii)           In connection with any such potential or actual sale, JPMC will have the right to negotiate and enter into a purchase agreement with any Person (other than a Sears Competitor) any time after the RFP Deadline on terms acceptable to JPMC in JPMC’s sole and unfettered discretion. Notwithstanding the foregoing, the purchase and sale of the Sears Repurchase Assets under any such purchase agreement may not be completed before the Termination Date under the Program Agreement, provided that JPMC and such Person may engage in transition planning and Conversion planning activities any time after the RFP Deadline.  The term “Conversion” means the conversion of the processing and servicing of the Sears Repurchase Assets to the systems of the purchaser (or its processor) of such Sears Repurchase Assets.

(iii)          Until the earlier of the Initial Expiration Date or the date of entry into a New Program Agreement (with respect to Sears) or the date of entry into a purchase agreement regarding the purchase and sale of the Sears Repurchase Assets (with respect to JPMC), each Party will update the other Party on a weekly basis as to the general status of any negotiations in respect of a New Program Agreement or an agreement for the purchase and sale of the Sears Repurchase Assets, as applicable, provided that neither Party will be required to disclose to the other Party the identity of any Person (unless such Person gives its prior written consent to such disclosure) with whom it is engaged in any negotiations or the terms of any agreements being negotiated.

(b)           If (i) after the RFP Deadline, JPMC enters into an agreement with any Person for the purchase and sale of the Sears Repurchase Assets on terms acceptable to JPMC in JPMC’s sole and unfettered discretion and (ii) JPMC completes the sale of the Sears Repurchase Assets to such Person through the process provided in Section 5(a) on or before March 31, 2017, JPMC will pay Sears, subject to Section 7 hereof, an amount equal to CAD$174 million (inclusive of tax, if applicable), such amount to be payable within 10 Business Days of the completion of the closing of the purchase and sale of the Sears Repurchase Assets. Upon such payment (or the first time any portion thereof is paid in accordance with Section 7) by JPMC, the mutual release provided in Section 13 hereof will become effective.

(c)           If (i) after the RFP Deadline, JPMC enters into an agreement with any Person for the purchase and sale of the Sears Repurchase Assets, and (ii) JPMC completes the sale of the Sears Repurchase Assets to such Person through the process provided in Section 5(a) after March 31, 2017, JPMC will pay Sears, inclusive of tax, if applicable, an amount equal to the lesser of (A) CAD$174 million, and (B) the product obtained by multiplying (x) 8.7% by (y) total Accounts Receivable sold constituting the Sears Repurchase Assets as of the closing of the agreement in clause (ii) above.  Such amount shall be payable within 10 Business Days of the completion of the closing of the purchase and sale of the Sears Repurchase Assets.  Upon such payment (or the first time any portion thereof is paid in accordance with Section 7) by JPMC, the mutual release provided in Section 13 hereof will become effective.

6.             Licensing Agreement; Use of Sears Licensed Marks upon Termination.

(a)           During the Post-Termination Licensing Period (defined below):

(i)            JPMC shall have the right and license, and Sears hereby authorizes and grants to JPMC a fully paid-up, non-transferable (subject to clause (ii) of this Section 6(a)), non-sublicensable (subject to clause (ii) of this Section 6(a)), non-exclusive right and license, to use, reproduce and publish the Sears Licensed Marks in any credit card plastics, notices, billing statements and correspondence sent to the Cardholders or former Cardholders relating to the servicing, management or administration of the Accounts, or collection of receivables under the Accounts, and not in any event (and for clarification) for any marketing or solicitation purposes, provided, for clarity, that any communications sent to the Cardholders in respect of the features of their Accounts will not be considered for marketing or solicitation purposes;

(ii)           JPMC may, in its sole discretion, during the Post-Termination Licensing Period sub-license the right and license to use, reproduce and publish the Sears Licensed Marks to a purchaser of any Sears Repurchase Assets for any of the purposes specified in Section 6(a)(i); and

(iii)          the term “Post-Termination Licensing Period” means the period commencing on the Termination Date under the Program Agreement and ending on the earlier of (A) two years from the Termination Date under the Program Agreement, and (B) the date when each of the following is completed: (I) the closing of the purchase and sale of all or substantially all of the Accounts, (II) the Conversion of all or substantially all of the Accounts to the systems of the purchaser (or its processor) thereof, and (III) the issuance of new card plastics by such purchaser. Notwithstanding the foregoing, in the event that Sears enters into a New Program Agreement, then the Post-Termination Licensing Period shall terminate upon 12 months’  written notice from Sears (but in any event no earlier than 12 months, and no later than two years, following the Termination Date).

(b)           On or prior to the expiry of the Post-Termination Licensing Period, (i) other than as permitted under Section 6(c) of this Amending Agreement, JPMC, and any purchaser to which the Sears Licensed Marks have been sub-licensed pursuant to Section 6(a)(ii), shall cease to use the Sears Licensed Marks and shall not claim any right, title or interest in or to the Sears Licensed Marks, and (ii) JPMC or any such purchaser of Sears Repurchase Assets shall, for credit card plastics that contain any Sears Licensed Marks, deactivate such plastics or mail credit card plastics that do not contain Sears Licensed Marks, accompanied by instruction to destroy the existing plastics; provided, that unless required by applicable Law, JPMC will not be required to amend any credit card agreements or correspondence previously sent to Cardholders to comply with the foregoing.

(c)           Notwithstanding any provision in any JPMC Agreement or any other agreement between Sears and JPMC and notwithstanding the termination of the Licensing Agreement and without limiting JPMC’s rights under any JPMC Agreement, JPMC has the perpetual right and license, and Sears hereby authorizes and grants to JPMC a fully paid-up, non-transferable (subject to the following sentence), non-sublicensable (subject to the following sentence), non-exclusive perpetual right and license, to use, reproduce and publish the Sears Licensed Marks in any (i) billing statements, and (ii) correspondence relating to Accounts, including, without limitation, correspondence relating to (A) servicing, management or administration of the Accounts, (B) collection of any receivables under any Accounts, (C) regulatory notices, or (D) litigation where such Accounts are the subject of litigation brought by or against JPMC.  JPMC may, in its sole discretion, transfer or sub-license the foregoing right and license to use, reproduce and publish the Sears Licensed Marks to a purchaser of any Sears Repurchase Assets for any of the purposes, and during the time period, specified in the preceding sentence.

(d)           Notwithstanding anything to the contrary in this Amending Agreement or the JPMC Agreements, (x) Sears represents and warrants to JPMC that it has the right to grant JPMC (1) the right and license to use the Sears Licensed Marks as provided in Section 6(a) and Section 6(c) and (2) the right to sublicense the use of Sears Licensed Marks as provided in Section 6(a) and Section 6(c), (y) the foregoing rights and obligations relating to the Sears Licensed Marks shall be subject to the rights that Sears has to such Sears Licensed Marks under the Sears Licensing Agreement (defined below), and (z) Sears is providing a license of such marks only to the extent of its own rights to such marks under the Sears Licensing Agreement and shall have no liability if such rights cease or are diminished in accordance with the Sears Licensing Agreement, provided that the following conditions (other than to the extent that the failure in clause (i) or (ii) is (A) outside of its control, i.e., results from events related to, or actions of, other parties, and (B) results in Sears’ loss of its right to grant JPMC the right and license to use the Sears Licensed Marks as provided in Section 6(a) and Section 6(c)) are satisfied:

(i)            the license granted to JPMC under Section 6(a) (and any purchaser to which the Sears Licensed Marks have been sub-licensed pursuant to Section 6(a)(ii)) will not terminate before the expiry of the Post-Termination Licensing Period;

(ii)           the license granted to JPMC under Section 6(c) (and any purchaser to which the Sears Licensed Marks have been sub-licensed pursuant to Section 6(c)(ii)) will not terminate before the expiry of the five year period after the Sears License Termination (defined below); and

(iii)          Sears will not amend or waive, fail to enforce, or intentionally breach, any provision of the Sears Licensing Agreement in any manner that would reasonably be expected to adversely impact JPMC’s rights to license (or sublicense) and use the Sears Licensed Marks (i) in accordance with the terms of the JPMC Agreements during the terms thereof, (ii) in accordance with Section 6(a) during the Post-Termination License Period, or (iii) in accordance with Section 6(c) during the five year period after the Sears License Termination.

The term “Sears Licensing Agreement” means the Licensing Agreement dated January 26, 1987, as amended, between Sears Holdings Corporation and Sears pursuant to which, among other things, Sears has the licence to (and the right to sub-licence the) use the Sears Licensed Marks.

The term “Sears License Termination” means the termination of Sears’ right to use the Sears Licensed Marks under the Sears Licensing Agreement upon the occurrence of certain specified events, other than Sears’ right to use (and sublicense) the Sears Licensed Marks for a transition period of at least 5 years after such termination.

(e)           Notwithstanding any provision in the Licensing Agreement or any other agreement between Sears and JPMC, only the following provisions (and no other provisions) of the Licensing Agreement shall survive the termination of the Licensing Agreement (such surviving provisions, the “Licensing Surviving Provisions”, and together with the Program and Merchant Surviving Provisions, the “Surviving Provisions”):

(i)            Article XI (as amended by this Amending Agreement), Section 4.1 (other than the last sentence thereof) (which will terminate upon expiration of the Post-Termination Licensing Period) and Sections 7.1, 7.2 and 12.2 of the Licensing Agreement; and

(ii)           the provisions of this Amending Agreement.

7.             Sears Repurchase Assets. Notwithstanding any provision in any JPMC Agreement or any other agreement between Sears and JPMC, for purposes of this Amending Agreement and the JPMC Agreements, the term “Sears Repurchase Assets” means any and all of the Accounts (i.e., all Accounts relating to both the Sears Co-Branded Cards and the Sears Proprietary Cards) , along with all of the Accounts Receivables originated under such Accounts. The Parties acknowledge and agree that if JPMC elects to sell less than all of the Accounts (any Accounts, other than Excluded Accounts, that are elected not to be sold are “Retained Accounts”), any amount (each, “Initially Specified Amount”) to be paid by JPMC to Sears under Sections 3(d), 4(b), 5(b) or 5(c), as applicable, shall be reduced and the amount payable by JPMC shall be equal to the Initially Specified Amount multiplied by a fraction, the numerator of which shall be (i) the Accounts Receivable originated under the Accounts that constitute the sold Accounts (i.e., Accounts other than Excluded Accounts and Retained Accounts) existing at the time of the closing of the sale under the applicable purchase agreement and the denominator of which shall be (ii) (A) the Accounts Receivable originated under Accounts referenced in clause (i)

plus (B) the Accounts Receivable originated under the Retained Accounts and Excluded Accounts, in each case, as of the closing of the sale of such sold Accounts under the applicable purchase agreement.  For clarity, to the extent JPMC makes more than one payment to Sears as a result of more than one sale of Sears Repurchase Assets, the aggregate payments made by JPMC will not exceed the applicable Initially Specified Amount. If JPMC enters into a purchase agreement in respect of the purchase and sale of the Sears Repurchase Assets, such purchase agreement may also provide for the purchase and sale of the following (in which case the following will be deemed to be “Sears Repurchase Assets”):

(a)           all Account Documentation and other data, books and records and Cardholder Information, in each case, relating to the Accounts included in the Sears Repurchase Assets;

(b)           the Financial Products, together with all related Financial Products Documentation and other data, books and records and Cardholder Information; and

(c)           any other assets, if any, including real property, equipment, furniture, fixtures and other tangible personal property that are primarily used in connection with the Program.

The term “Excluded Accounts” shall mean Accounts excluded from a sale agreement by the mutual agreement of JPMC and the purchaser of the Accounts based on the status of such Accounts as being of a type customarily excluded from portfolio sales based on the derogatory status of such Accounts (e.g., charged-off Accounts, Accounts in Cardholder litigation); it being understood that notwithstanding anything to the contrary, to the extent the type of derogatory accounts referenced above are included in the purchase agreement, they will not be Excluded Accounts and Sears will be entitled to receive the Initially Specified Amount (as may be reduced for the pro ration factor noted above) with respect thereto.

8.             Right to Disclose Certain Information. Notwithstanding any provision of any JPMC Agreement or any other agreement between Sears and JPMC:

(a)           JPMC has the right to disclose to any Person in connection with any potential or actual sale of the Sears Repurchase Assets all such information as is customary to enable such Person to (a) value the Sears Repurchase Assets, (b) conduct due diligence in respect of the Sears Repurchase Assets, (c) negotiate a purchase agreement in respect of the purchase and sale of the Sears Repurchase Assets, or (d) plan for and implement the Conversion, provided that any such Person enters into a customary confidentiality agreement with JPMC; and

(b)           Sears has the right to disclose to any Person in connection with any potential or actual entry into a New Program Agreement the Specified Program Materials, provided that Sears has entered into a customary confidentiality agreement with such Person. The term “Specified Program Materials” means the information included in the documents, materials or communications used by Sears in respect of the Program Agreement Process and, to the extent such information relates to any Sears Repurchase Assets or any key performance metrics relating to the Program, approved by JPMC in writing prior to such disclosure but will not include any other information relating to any Sears Repurchase Assets or any key performance metrics relating to the Program other than (i) the information specified in Annex A hereto, and (ii) if requested by Sears, any other information relating to the Sears Repurchase Assets as is customary to enable any Person specified in the preceding sentence to evaluate and enter into the New Program Agreement provided such information is approved by JPMC in writing, such approval not to be unreasonably withheld (it being understood, for clarity, that JPMC may withhold its approval to the disclosure of any information in respect of the Sears Repurchase Assets or any key performance metrics relating to the Program which JPMC, in its reasonable discretion, considers proprietary to it or any of its affiliates).  For clarity, Sears will not disclose any Cardholder Information (or any information derived therefrom) or any other information relating to individual Cardholders or Financial Products Customers.

9.             Purchase Price Determination.  For the avoidance of doubt, the purchase price for the Sears Repurchase Assets will be determined by mutual agreement of the purchaser of such assets and JPMC, in each case in their sole and unfettered discretion, and not by reference to any provision of a JPMC Agreement (including for clarity Section 13.5 of the Program Agreement or Section 13.5 of the Disclosure Letter). Sears agrees that it shall not, directly or indirectly, have any discussions or communications with any Person concerning the value, the purchase price, or the terms relating to the purchase, of the Sears Repurchase Assets, in whole or in part.

10.          Orderly Transfer of Assets.  JPMC shall use commercially reasonable efforts to ensure that the closing of any purchase and sale of Sears Repurchase Assets and Conversion of the Sears Repurchase Assets occurs as promptly as reasonably practicable following the execution of an agreement providing for the purchase and sale of Sears Repurchase Assets; and, if requested by JPMC, Sears shall use commercially reasonable efforts to provide assistance to JPMC and any purchaser of the Sears Repurchase Assets as is reasonably necessary in connection with the foregoing.

11.          Use of Certain Information.  Until the fifth anniversary of the Termination Date, JPMC agrees that it shall not use Cardholder Information supplied by Sears in connection with the Program to solicit, directly or indirectly, any Cardholders for any consumer financial products in Canada which bear the name or any trademark of any Sears Competitor; provided that the Parties acknowledge and agree that this provision shall not prohibit or restrict JPMC from conducting any general solicitation or from soliciting any such Cardholders, including for credit card products, so long as such solicitation does not include the name or any trademark of any Sears Competitor.

12.          First Mutual Release.

(a)           Other than in respect of the Surviving Provisions and the obligations of the Parties under this Amending Agreement:

(i)            in respect of each JPMC Agreement, effective as of the date of this Amending Agreement (the “First Release Date”), (i) Sears releases and discharges JPMC and its affiliates and each of their respective officers, directors, employees, counsel, representatives, successors and assigns (collectively, “JPMC Released Persons”) from any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the First Release Date or that arise subsequent to the First Release Date from facts, circumstances, actions, omissions, events or occurrences taking place prior to the First Release Date, in each case, to the extent related to the termination of the JPMC Agreements (which in no event, for clarification, shall include any amounts due to Sears and its affiliates but unpaid under any Payment Provisions (defined below) of the JPMC Agreements as of the First Release Date), and (ii) Sears irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any JPMC Released Person, based upon any matter purported to be released hereby; and

(ii)           in respect of each JPMC Agreement, effective as of the First Release Date, (i) JPMC releases and discharges Sears and its affiliates and each of their respective officers, directors, employees, counsel, representatives, successors and assigns (collectively, “Sears Released Persons”) from any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the First Release Date or that arise subsequent to the First Release Date from facts, circumstances, actions, omissions, events or occurrences taking place prior to the First Release Date, in each case, to the extent related to the termination of the JPMC Agreements (which in no event, for clarification, shall include any amounts due to JPMC and its affiliates but unpaid under any Payment Provisions of the JPMC Agreements as of the First Release Date), and (ii) JPMC irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Sears Released Person, based upon any matter purported to be released hereby.

13.          Second Mutual Release.

(a)           Other than in respect of (x) the Surviving Provisions, and (y) the obligations of the Parties under this Amending Agreement (except, in each of clause (x) and (y), with respect to the obligations under the Surviving Provisions or this Amending Agreement, as applicable, (which shall in no event, for clarity, be read to include the obligations under Article XI of the Program Agreement in respect of third party claims) that should have been performed after the date of this Amending Agreement and prior to the Second Release Date and where there has been no Asserted Claim (defined below) made by Sears prior to the Second Release Date):

(i)            in respect of each JPMC Agreement, effective as of the date of payment of the amount due to Sears pursuant to Section 3(d), 4(b), 5(b), 5(c) or 7 of this Amending Agreement (the “Second Release Date”), Sears releases and discharges the JPMC Released Persons from:

(A)          any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the date of this Amending Agreement or that arise subsequent to the date of this Amending Agreement from facts, circumstances, actions, omissions, events or occurrences taking place prior to the date of this Amending Agreement, in each case, under or in respect of any JPMC Agreement (collectively, the “Pre-Signing Claims”), except for any amounts due to Sears and its affiliates but unpaid under the Payment Provisions as of the date of this Amending Agreement;

(B)          other than the Pre-Signing Claims, any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the Second Release Date or that arise subsequent to the Second Release Date from facts, circumstances, actions, omissions, events or occurrences taking place after the date of this Amending Agreement and prior to the Second Release Date, in each case, under or in respect of any JPMC Agreement (collectively, the “Interim Claims”), except for (x) any amounts due to Sears and its affiliates but unpaid under the Payment Provisions as of the Second Release Date, and (y) any Interim Claim in respect of which an Asserted Claim has been made by Sears prior to the Second Release Date; and

(C)          if on or before the Second Release Date Sears has signed a New Program Agreement with a counterparty, any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the Second Release Date in respect of any RFP Claim or that arise subsequent to the Second Release Date from facts, circumstances, actions, omissions, events or occurrences taking place prior to the Second Release Date in respect of any RFP Claim.

Sears irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any JPMC Released Person, based upon any matter purported to be released hereby.

The term “Asserted Claim” means a claim made by either Sears or JPMC prior to the Second Release Date alleging a breach by the other Party, after the date of this Amending Agreement, of any provision of any JPMC Agreement (including this Amending Agreement), provided that (1) the notice of such claim is given to the other Party in writing under Section 21 of this Amending Agreement, (2) such claim is asserted in good faith, and (3) such claim is asserted in writing with a reasonable amount of detail, including factual basis for such claim, that is known at the time, to support the allegation.

(ii)           in respect of each JPMC Agreement, effective as of the Second Release Date, JPMC releases and discharges the Sears Released Persons from:

(A)          any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the date of this Amending Agreement or that arise subsequent to the date of this Amending Agreement from facts, circumstances, actions, omissions, events or occurrences taking place prior to the date of this Amending Agreement, in each case, under or in respect of any JPMC Agreement (collectively, the “JPMC Pre-Signing Claims”);

(B)          other than the JPMC Pre-Signing Claims, any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the Second Release Date or that arise subsequent to the Second Release Date from facts, circumstances, actions, omissions, events or occurrences taking place after the date of this Amending Agreement and prior to the Second Release Date, in each case, under or in respect of any JPMC Agreement (collectively, the “JPMC Interim Claims”), except for (y) any JPMC Interim Claim in respect of which an Asserted Claim has been made by JPMC prior to the Second Release Date; and

(C)          if on or before the Second Release Date JPMC has signed a New Purchase Agreement with a counterparty, any and all claims, demands, proceedings, causes of action, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, arising either in law or in equity and whether in contract, tort or otherwise, that exist as of the Second Release Date in respect of any RFP Claim or that arise subsequent to the Second Release Date from facts, circumstances, actions, omissions, events or occurrences taking place prior to the Second Release Date in respect of any RFP Claim.

JPMC irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Sears Released Person, based upon any matter purported to be released hereby.

(b)           The term “Payment Provisions” means any of the following provisions: (i) Section 3 of the Ninth Amendment, (ii) Section 4.4(c), Section 4.6(b) and Article 7 of the Program Agreement, and (iii) Section 3 of the Merchant Agreement, or any other provisions of the JPMC Agreements under which a payment has been made by JPMC to Sears prior to the date of this Amending Agreement (other than, for clarity, Article XI of the Program Agreement).

(c)           The term “RFP Claim” means any claim by one Party of a breach by the other Party, either in law or in equity and whether in contract, tort or otherwise, in respect of the RFP Process, including Section 3 (but not Section 3(d)) of this Amending Agreement.

14.          Expenses. Except as is otherwise specifically provided in this Amending Agreement, each Party shall pay its own costs and expenses in connection with this Amending Agreement and the transactions contemplated hereby, including all regulatory fees, advisor fees, attorneys’ fees, accounting fees and other expenses.

15.          Payment Terms.  All amounts in this Amending Agreement are stated and shall be paid in Canadian currency.  JPMC shall, at its election, either (a) provide to Sears any information reasonably requested by Sears to confirm the amounts owed to Sears under Section 5(c) of this Amending Agreement or any determinations made under Section 7 of this Amending Agreement or (b) engage, at its sole expense, a nationally recognized accounting firm to determine the amounts owed to Sears under Section 5(c) of this Amending Agreement and any adjustments pursuant to Section 7 of this Amending Agreement, the determinations of which shall be binding on Sears and JPMC.

16.          Order of Priority. To the extent there is an inconsistency between a provision in this Amending Agreement and a provision in a JPMC Agreement or any other agreement between Sears and JPMC (before giving effect to this Amending Agreement), the provision in this Amending Agreement controls.

17.          Mutual Cooperation.  Each Party shall reasonably cooperate with the other Party to facilitate the orderly wind-down of the Program and any sale of the Sears Repurchase Assets, including the cessation of accepting Cardholder payments in-stores prior to the Termination Date. References in this Amending Agreement to one of the Parties shall also, where appropriate to give meaning to the provision, include references to their controlled affiliates and no other Person.

18.          Reference to and Effect on the Program Agreement.  On and after the effectiveness of this Amending Agreement, each reference in the Program Agreement, the Merchant Agreement or the Licensing Agreement, as the case may be, to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Program Agreement, the Merchant Agreement or the Licensing Agreement, as the case may be, will mean and be a reference to the Program Agreement, the Merchant Agreement or the Licensing Agreement, as the case may be, as amended by this Amending Agreement.

19.          Sections 14.18 and 14.20 of the Program Agreement will apply to this Amending Agreement (mutatis mutandis) as if set forth herein.

20.          Sears agrees that “home services” under the definition of “Sears Competitor” does not entail financial services or products.

21.          Notices. All notices and other communications to be given to any Party under this Amending Agreement shall be given by prepaid first-class mail, by e-mail or by hand-delivery as hereinafter provided.  Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post marked date thereof, or if sent by e-mail, shall be deemed to have been received on the Business Day following the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee.  Notice of change of address shall also be governed by this Section 21.  In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by e-mail and shall be deemed to have been received in accordance with this Section 21.  Notices and other communications shall be addressed as follows:

If to Sears:

Sears Canada Inc.

290 Yonge Street, Suite 700,

Toronto, Ontario, M5B 2C3
e-mail: Klaudio.Leshnjani@sears.ca

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Igor Kirman

e-mail: IKirman@WLRK.com

If to JPMC:

c/o Chase Bank USA, National Association
201 North Walnut Street, Floor 14
Wilmington, DE, 19801-2920, United States

Attention:                              Susan Tedesco
e-mail:                                   susan.tedesco@chase.com

With a copy to:

JPMorgan Chase Bank, National Association
Associate General Counsel
201 North Walnut Street, Floor 10
Wilmington, DE, 19801-2920, United States

Attention:                              Andrew Civiletti
e-mail:                                   andrew.s.civiletti@jpmorgan.com

With a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place
Toronto, Ontario M5X 1B8

Attention:                              Kashif Zaman
e-mail:                                   kzaman@osler.com

22.          Construction. All references to Sections contained herein mean Sections of this Amending Agreement unless otherwise stated or the context otherwise requires.

23.          Public Announcement.  Except as is required by applicable Law or stock exchange regulation, each Party agrees that neither it nor its affiliates will issue a press release or make any other public statement with respect to this Amending Agreement or the transactions contemplated by this Amending Agreement without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed. JPMC acknowledges that Sears may request the filing of the initial press release, which shall be jointly agreed as to its terms, as early as November 17, 2014.

24.          Counterparts; Effectiveness.  This Amending Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute but one and the same contract.

[Signature page follows]

IN WITNESS WHEREOF, this Amending Agreement has been executed on behalf of each of the Parties by their duly authorized representatives as of the day and year first above written.

SEARS CANADA INC.

By:	/s/ Ronald D. Boire
Name: Ronald D. Boire
Title: Acting Chief Executive Officer

JPMORGAN CHASE BANK, N.A.

By:	/s/ Martin Parizeau
Name: Martin Parizeau
Title: Chief Executive Officer, Canada Card Services

Annex A

Certain Specified Program Materials

	Private Label	Co-Brand
Accounts Acquired per year	☒	☒
Open Accounts	☒	☒
Active Accounts Active to Open ratio	☒ %	☒ %
Average Actives	☒	☒
Sales Per AAA	☒	☒
OS per AAA	☒	☒
NCL %	☒	☒